

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2020

Christopher Martin
Chief Executive Officer
Provident Financial Services, Inc.
239 Washington Street
Jersey City, New Jersey 07302

> **Re: Provident Financial Services, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 24, 2020**
> **File No. 333-237842**

Dear Mr. Martin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julia Griffith at 202-551-3267 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance